                                   Bonus Rider

                                 ("this Rider")

BONUS RIDER FOR VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached and is effective upon issue. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider will terminate on the Annuity Commencement Date. This Rider amends the Contract as follows:

The NOTICE OF RIGHT TO EXAMINE CONTRACT provision on the front cover will be amended to read as follows:

Within 10 days after this Contract is first received, it may be cancelled for any reason without penalty (e.g., no Contingent Deferred Sales Charge will be deducted) by delivering or mailing it to the representative through whom it was purchased or to the Servicing Office of LNY. When the Contract is received at the Servicing Office, LNY will return the Contract Value plus an amount to reflect any deducted daily charges (daily charges are described in Section 3.04) as of the date of cancellation where permitted by law, minus any Bonus Credits paid into this Contract. If the Contract Value on the date of cancellation is less than the sum of Purchase Payments minus withdrawals including any applicable charges, LNY will also return the net investment loss on this Contract and fund management fees each in an amount that is proportionately attributable to the Bonus Credits.

The following definition in ARTICLE 1 will be amended to read as follows:

EARNINGS -- The excess of the Contract Value over the sum of Bonus Credits and Purchase Payments which have not yet been withdrawn from this Contract.

The following definitions will be added to ARTICLE 1.

BONUS CREDIT -- The additional amount credited to this Contract by LNY for each Purchase Payment. Bonus Credits are not considered Purchase Payments. The Bonus Credit is an amount guaranteed above the sum of the Minimum Guaranteed Interest Rate and any additional amounts that are guaranteed under the Contract.

The following will be added to ARTICLE 2.

BONUS CREDIT

A Bonus Credit is paid into this Contract by LNY for the initial and all subsequent Purchase Payments made to this Contract. In consideration of the Bonus Credit, this Contract has a higher Mortality and Expense Risk and Administrative Charge as well as a higher Contingent Deferred Sales Charge that also has a longer duration than a contract that does not offer this credit.

The amount of the Bonus Credit is calculated as a percentage of the Purchase Payment. The Bonus Credit percentage is based upon the amount of the Owner's Investment. The Bonus Credit percentage is set forth on the Contract Specifications.

If a subsequent Purchase Payment is made on or before the first anniversary of the Contract Date and that Purchase Payment increases the Owner's Investment to a level that qualifies the Purchase Payment for a Bonus Credit percentage which is higher than the Bonus Credit percentage paid on prior Purchase

Payments, then an additional Bonus Credit will be paid into the Contract at the time the subsequent Purchase Payment is made. The additional Bonus Credit will be determined by multiplying the sum of the prior Purchase Payments by the additional Bonus Credit percentage. The additional Bonus Credit percentage will be the difference between the percentage applicable to the subsequent Purchase Payment and the percentage applied to the prior Purchase Payments. This additional Bonus Credit will be paid into the Contract on the same date the subsequent Purchase Payment is allocated, and will not be applied to the Contract retroactively to the dates of prior Purchase Payments. This additional Bonus Credit will not be applicable after the first anniversary of the Contract Date.

Bonus Credits will be allocated to any Fixed Account, if any and/or the Variable Subaccounts of the Contract at the same time and at the same percentages as the Purchase Payment to which they correspond.

                   The Lincoln National Life Insurance Company


                   /s/ Mark E. Reynolds
                   -------------------------------
                       Mark E. Reynolds
                       SVP & Chief Administrative Officer